Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

GRAPHEX GROUP LIMITED

烯石電動汽車新材料控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN an extraordinary general meeting (the “EGM”) of Graphex Group Limited (the “Company”) will be held with a combination of an in-room meeting at 11/F., COFCO Tower, 262 Gloucester Road, Causeway Bay, Hong Kong and an online virtual meeting on Tuesday, 20 December 2022 at 2:30 p.m. (Hong Kong time) for the purpose of considering and, if thought fit, passing, without modifications, the following ordinary resolution of the Company. Unless otherwise indicated, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company dated 11 November 2022 (the “Circular”)

ORDINARY RESOLUTION

To consider and, if thought fit, to pass with or without amendments, the following resolutions as ordinary resolutions:

“THAT the Directors be and are hereby granted the Specific Mandate to exercise the powers of the Company to allot and issue the 35,000,000 new Ordinary Shares to Emerald Energy Solutions LLC as Consideration Shares upon exercise of the Call Option or the Put Option in accordance with the terms and conditions of the Agreement, where such Consideration Shares to be allotted and issued upon exercise of the Call Option or the Put Option shall rank equally in all respects among themselves and with all fully paid Ordinary Shares in issue as at the date of allotment and issue. The Specific Mandate is in addition to and shall not prejudice nor revoke any general or special mandate(s) which has/have been granted or may from time to time be granted to the Directors prior to the passing of this resolution.”

By order of the board
Graphex Group Limited
Lau Hing Tat Patrick
Chairman

Hong Kong, 11 November 2022

Registered office:	Headquarter, head office and principal place of business in
Windward 3	Hong Kong:
Regatta Office Park	11/F, COFCO Tower
P.O. Box 1350	262 Gloucester Road
Grand Cayman KY1-1108	Causeway Bay
Cayman Islands	Hong Kong

Notes:

1.	Any member of the Company entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and, on a poll, vote in his stead. A proxy need not be a member of the Company.

2.	In order to be valid, a form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time for holding the EGM. Completion and return of a form of proxy will not preclude a member from attending and voting in person if he is subsequently able to be present.

3.	In case of joint shareholdings, the vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint shareholding.

4.	For the purposes of holding the EGM, the register of members of the Company will be closed from Thursday, 15 December 2022 to Tuesday, 20 December 2022 (both days inclusive), for the purpose of determining the entitlement to attend and vote at the EGM scheduled to be held on Tuesday, 20 December 2022. In order to be eligible to attend and vote at the EGM, all transfer forms accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not later than 4:30 p.m. (Hong Kong time) on Wednesday, 14 December 2022.

5.	If “extreme condition” caused by super typhoon or a black rainstorm warning signal is in force or a tropical cyclone warning signal number 8 or above remains hoisted at 8:00 a.m. (Hong Kong time) on 20 December 2022, the above meeting will be postponed. Shareholders of the Company are requested to read the website of the Company at www.graphexgroup.com for details of alternative meeting arrangements. If shareholders of the Company have any queries concerning the alternative meeting arrangements, please call the Company at (852) 2559 9438 during business hours from 9:30 a.m. (Hong Kong time) to 6:30 p.m. (Hong Kong time) on Monday to Friday, excluding public holidays.

6.	The EGM will be held as scheduled when an amber or red rainstorm warning signal is in force.

7.	Shareholders of the Company should make their own decision as to whether they would attend the above meeting under bad weather conditions bearing in mind their own situation and if they should choose to do so, they are advised to exercise care and caution.

8.	In view of the recent development of the epidemic COVID-19, the Company will implement the following precautionary measures at the EGM against the epidemic to protect the Shareholders from the risk of infection:

(i)	compulsory body temperature check will be conducted for every Shareholder or proxy at the entrance of the venue. Any person with a body temperature of over 37.0 degrees Celsius will not be admitted to the venue;

(ii)	every Shareholder or proxy attending the EGM is required to wear surgical mask throughout the meeting;

(iii)	seating at the EGM venue will be arranged in a manner to allow appropriate social distancing. As a result, there may be limited capacity for Shareholders to attend the EGM. The Company may limit the number of attendees at the EGM as may be necessary to avoid over-crowding;

(iv)	no corporate gifts will be distributed and no refreshment or drinks will be served at the EGM; and

(v)	no guest will be allowed to enter the EGM venue if he/she is subject to any mandatory quarantine imposed by the Government of Hong Kong on the date of the EGM or has close contact with any person with confirmed cases or under quarantine.

9.	The Company strongly encourages Shareholders, instead of attending the EGM in person, to appoint the chairman of the EGM as their proxy to vote on the resolution.

10.	Due to the constantly evolving COVID-19 pandemic situation in Hong Kong, the Company may be required to change or adopt contingency plans for the EGM arrangements at short notice. Shareholders are advised to check the latest announcements published by the Company at the Company’s website (http://graphexgroup.com/) or the website of the Stock Exchange for future updates on the EGM arrangements.

As at the date of this notice, the Directors of the Company are:

Executive Directors:

Mr. Lau Hing Tat Patrick

Mr. Chan Yick Yan Andross

Mr. Qiu Bin

Non-executive Director:

Mr. Ma Lida

Independent Non-executive Directors:

Ms. Tam Ip Fong Sin Mr. Wang Yuncai

Mr. Liu Kwong Sang Mr. Tang Zhaodong

Mr. Chan Anthony Kaikwong

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